                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                                Amendment No.  )*

                          CHASTAIN CAPITAL CORPORATION
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   161697 10 7
                                   -----------
                                 (CUSIP Number)

                                Samuel F. Hatcher
                            3424 Peachtree Road, N.E.
                                    Suite 800
                             Atlanta, Georgia 30326
                                 (404) 848-8600
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 1998
                                 --------------
                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box: [   ]

       NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               ERE YARMOUTH HOLDINGS, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               13-3905050
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               MARYLAND, U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               ERE YARMOUTH INVESTMENTS, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               58-2364940
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE, U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               LEND LEASE (US) HOLDINGS, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               58-2364939
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE, U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               LEND LEASE (US), INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               94-3161010
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE, U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               LEND LEASE INTERNATIONAL PTY LIMITED
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               SYDNEY, NEW SOUTH WALES, AUSTRALIA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               LEND LEASE US INVESTMENTS LIMITED
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED KINGDOM
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               LEND LEASE EUROPE INVESTMENTS LIMITED
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED KINGDOM
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               LEND LEASE EUROPE HOLDINGS LIMITED
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED KINGDOM
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  161697 10 7                 13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
               LEND LEASE CORPORATION LIMITED
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               SYDNEY, NEW SOUTH WALES, AUSTRALIA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                  1,254,481
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER             1,254,481

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,254,481
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 (the "Common Stock"), of Chastain Capital Corporation (the "Issuer"), a Georgia corporation. The address of the Issuer's principal executive offices is c/o ERE Yarmouth, Inc. 3434 Peachtree Road, N.E., Suite 800, Atlanta, Georgia 30326.


ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed on behalf of the following entities (the "Reporting Persons"):

(i)     Name:    ERE Yarmouth Holdings, Inc., a Maryland  corporation ("ERE
                 Yarmouth Holdings").
        Address: c/o ERE Yarmouth, Inc. 3424 Peachtree Road, N.E., Suite 800,
                 Atlanta, Georgia 30326.
        Principal Business Activity: Real Estate Investment

(ii)    Name:    ERE Yarmouth Investments, Inc., a Delaware corporation ("ERE
                 Yarmouth Investments").
        Address: c/o ERE Yarmouth, Inc. 3424 Peachtree Road, N.E., Suite 800,
                 Atlanta, Georgia 30326.
        Principal Business Activity: Holding Company

(iii)   Name:    Lend Lease (US) Holdings, Inc., a Delaware corporation ("Lend
                 Lease US Holdings").
        Address: c/o ERE Yarmouth, Inc. 3424 Peachtree Road, N.E., Suite 800,
                 Atlanta, Georgia 30326.
        Principal Business Activity: Holding Company

(iv)    Name:    Lend Lease (US), Inc., a Delaware corporation
                 ("Lend Lease US").
        Address: c/o ERE Yarmouth, Inc. 3424 Peachtree Road, N.E., Suite 800,
                 Atlanta, Georgia 30326.
        Principal Business Activity: Holding Company

(v)     Name:    Lend Lease International Pty Limited, a corporation
                 incorporated in Sydney, New South Wales,
                 Australia ("Lend Lease International Pty").
        Address: Level 43, Tower Building, Australia, Sydney, NSW 2000,
                 Australia.
        Principal Business Activity: Investment

(vi)    Name:    Lend Lease US Investments Limited, a corporation incorporated in the United Kingdom ("Lend Lease US Investments").
        Address: 7th Floor, York House, 23 Kingsway, London WC2B 6UJ, England Principal Business Activity: Real Estate Investment

(vii)   Name:    Lend Lease Europe Investments Limited, a corporation
                 incorporated in the United Kingdom ("Lend Lease Europe
                 Investments").
        Address: 7th Floor, York House, 23 Kingsway, London WC2B 6UJ, England Principal Business Activity: Real Estate Investment

(viii)  Name:    Lend Lease Europe Holdings Limited, a corporation incorporated in the United Kingdom ("Lend Lease Europe Holdings").
        Address: 7th Floor, York House, 23 Kingsway, London WC2B 6UJ, England Principal Business Activity: Holding Company

(ix)    Name:    Lend Lease Corporation Limited, a corporation incorporated in
                 Sydney, New South Wales, Australia ("Lend Lease").
        Address: Level 46, Tower Building, Australia Square, Sydney, NSW 2000,
                 Australia
        Principal Business Activity: Australian public real estate and financial services company with operations across a broad array of real estate related activities, including property development and project management, property and infrastructure funds management, and information and technology.

        ERE Yarmouth Holdings is wholly owned by ERE Yarmouth Investments, a wholly owned subsidiary of Lend Lease US Holdings, a wholly owned subsidiary of Lend Lease US. Lend Lease US is 50% owned by Lend Lease International Pty and 50% owned by Lend Lease US Investments. Lend Lease International Pty is a wholly owned subsidiary of Lend Lease. Lend Lease US Investments is a wholly owned subsidiary of Lend Lease Europe Investments, a wholly owned subsidiary of Lend Lease Europe Holdings, a wholly owned subsidiary of Lend Lease. Lend Lease is the sole ultimate parent of ERE Yarmouth Holdings. Lend Lease is a publicly held Australian company.

        The following information as to each executive officer and director of the Reporting Persons is set forth in EXHIBIT 2 hereto, which exhibit is incorporated herein by reference: (a) name, (b) residence or business address,
(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) country of citizenship.

        During the last five years, none of the Reporting Persons, and to the best of their knowledge, no executive officer or director of the Reporting Persons, has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of which proceedings, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a subscription agreement dated December 16, 1997 (the "Subscription Agreement"), ERE Yarmouth Holdings purchased 100 shares of Common Stock from the Issuer for $10.00 per share. On April 28, 1998, pursuant to a stock purchase agreement dated December 17, 1997 between the Issuer and ERE Yarmouth Holdings (the "Stock Purchase Agreement"), ERE Yarmouth Holdings purchased 897,678 shares of Common Stock in a private placement from the Issuer for $13.95 per share. In addition, on April 28, 1998, ERE Yarmouth Holdings purchased 356,803 shares of Common Stock for $15.00 per share in connection with the Issuer's initial public offering of Common Stock (the "Offering") pursuant to a Registration Statement on Form S-11, as amended (File No. 333-42629) (the "Registration Statement"). The source of the funds for all three purchases was intercompany financing from Lend Lease US Finance, Inc., which is a wholly owned direct subsidiary of Lend Lease US.

        On April 28, 1998, certain directors and executive officers of the Reporting Persons purchased shares of Common Stock from the Company at a purchase price of $15.00 per share, in connection with the Offering. The aggregate number shares purchased by each such director and executive officer, and the source of funds used by each such director and executive officer, including a description of any loan used to purchase such shares, is set forth in EXHIBIT 2 hereto, which exhibit is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Persons and certain of their executive officers and directors as set forth on EXHIBIT 2 attached hereto acquired, or may acquire pursuant to the exercise of options to purchase Common Stock, the shares of Common Stock for investment purposes and not for the purpose of influencing management of the Issuer or exercising control over the Issuer.

        On April 28, 1998, the Issuer granted ERE Yarmouth, Inc. ("ERE Yarmouth"), an indirect wholly owned subsidiary of Lend Lease US Holdings, options (the "Options") to purchase 1,166,667 shares of Common Stock at an exercise price of $15.00 per share pursuant to the Issuer's 1998 Non-Incentive Stock Option Plan (the "Option Plan"). The Options will become exercisable in equal installments on each of the first four anniversaries of the date on which they were granted.

        ERE Yarmouth Holdings has agreed not to offer, sell or contract to sell or otherwise dispose of the Issuer's Common Stock owned by it without the prior consent of the underwriters for the Offering (the "Underwriters") for a period of two years from consummation of the Offering.

        The Reporting Persons and the executive officers and directors of the Reporting Persons reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further amendment to this Schedule 13D (until such time as such purchases or sales represent a material change from the information contained in this Schedule 13D). The Reporting Persons also reserve the right to formulate plans or proposals or to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group.

        Except as set forth herein, neither the Reporting Persons, nor to the best of their knowledge, any executive officer or director of the Reporting Persons, currently have any plans or proposals which relate to or would result in:

        (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (iii) a sale of transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (v) a material change in the present capitalization or dividend policy of the Issuer;

        (vi) a material change in the Issuer's business or corporate structure;

        (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

        (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934; or

        (x)     any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date hereof, ERE Yarmouth Holdings directly beneficially owns 1,254,481 shares of Common Stock, or approximately 14.0% of the shares of Common Stock outstanding. ERE Yarmouth Investments, Lend Lease US Holdings, Lend Lease US, Lend Lease International Pty, Lend Lease US Investments, Lend Lease Europe Investments, Lend Lease Europe Holdings and Lend Lease beneficially own the same shares. ERE Yarmouth, an indirect wholly owned subsidiary of Lend Lease US Holdings, currently holds Options to purchase 1,166,667 shares of Common Stock, 25% of which become exercisable on each of April 28, 1999, 2000, 2001 and 2002. Such Options terminate on April 28, 2008. Because such Options are not exercisable within 60 days of the filing of this Schedule 13D, Lend Lease US Holdings is not the beneficial owner of the shares of Common Stock issuable upon exercise of such Options. The number and percentage of Common Stock beneficially owned by each executive officer and director of the Reporting Persons are set forth on EXHIBIT 2 to this
                Schedule 13D and are incorporated herein by reference.

        (b) ERE Yarmouth Holdings has shared voting power and dispositive power with ERE Yarmouth Investments, Lend Lease US Holdings, Lend Lease US, Lend Lease International Pty, Lend Lease US Investments, Lend Lease Europe Investments, Lend Lease Europe Holdings and Lend Lease. Each director and executive officer of the Reporting Persons has sole voting power and sole investment power with respect to the shares of Common Stock directly beneficially owned by such director or executive officer as set forth on EXHIBIT 2 to this Schedule 13D and incorporated by reference herein. By virtue of their collective authority as members of the Board of Directors of the Reporting Persons, the directors of the Reporting Persons may be deemed to share the power to direct the vote and to direct the disposition of the Common Stock held by the Reporting Persons. Any such indirect beneficial ownership is hereby disclaimed.

        (c) Except as indicated herein, neither the Reporting Persons, nor to their knowledge, any of their directors or executive officers has effected any transaction in the Common Stock during the preceding 60 days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described above.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The portions of Item 3 regarding the Subscription Agreement and the Stock Purchase Agreement are incorporated herein by reference. The portions of
Item 4 regarding the Options are incorporated herein by reference. In connection with the Stock Purchase Agreement, the Issuer and ERE Yarmouth Holdings entered into a registration rights agreement dated April 28, 1998 granting ERE Yarmouth Holdings certain registration rights with respect to the shares of Common Stock purchased pursuant to the Stock Purchase Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides that from and after the two year anniversary of the consummation of the Offering, ERE Yarmouth Holdings will have unlimited piggyback registration rights, subject to certain conditions. In addition, if ERE Yarmouth ceases to act as manager of the Issuer, ERE Yarmouth Holdings may require the Issuer to file a shelf registration statement on Form S-3 relating to the Issuer's Common Stock that ERE Yarmouth Holdings purchased pursuant to the Stock Purchase Agreement.

        ERE Yarmouth Holdings has entered into an agreement with the Underwriters not to offer, sell or contract to sell or otherwise dispose of the Issuer's Common Stock owned by it without the prior consent of the Underwriters for a period of two years from consummation of the Offering.

        Except as indicated herein, neither the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Agreement between the Reporting Persons with respect to the filing of this Schedule 13D.

        Exhibit 2 Certain Information of Directors and Executive Officers of the Reporting Persons.

        Exhibit 3 Lockup Agreement dated April 28, 1998 between ERE Yarmouth Holdings and Friedman, Billings, Ramsey & Co., Inc.

        Exhibit 4 Issuer's 1998 Non-Incentive Stock Option Plan (Incorporated herein by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form S-11 (File No. 333-42629)).

        Exhibit 5 Registration Rights Agreement between the Issuer and ERE Yarmouth Holdings (Incorporated herein by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-11 (File No. 333-42629)).

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1998

                             ERE YARMOUTH HOLDINGS, INC.

                             By: /s/ Samuel F. Hatcher
                                 ------------------------------
                             Name: Samuel F. Hatcher
                             Title: Vice President and Director

                             ERE YARMOUTH INVESTMENTS, INC.

                             By: /s/ Samuel F. Hatcher
                                 ------------------------------
                             Name: Samuel F. Hatcher
                             Title: Vice President, General Counsel and Director

                             LEND LEASE (US) HOLDINGS, INC.

                             By: /s/ Samuel F. Hatcher
                                 ------------------------------
                             Name: Samuel F. Hatcher
                             Title: Vice President, General Counsel and Director

                             LEND LEASE (US), INC.

                             By: /s/ Samuel F. Hatcher
                                 ------------------------------
                             Name: Samuel F. Hatcher
                             Title: Vice President, General Counsel and Director

                             LEND LEASE INTERNATIONAL PTY LIMITED

                             By: /s/ Susan J. Sharpe
                                 ------------------------------
                             Name: Susan J. Sharpe
                             Title: Secretary

                        [CONTINUATION OF SIGNATURE PAGE]

                             LEND LEASE US INVESTMENTS LIMITED

                             By: /s/ Penelope R. Sutton
                                 ------------------------------
                             Name: Penelope R. Sutton
                             Title: Secretary

                             LEND LEASE EUROPE INVESTMENTS LIMITED

                             By: /s/ Penelope R. Sutton
                                 ------------------------------
                             Name: Penelope R. Sutton
                             Title: Secretary

                             LEND LEASE EUROPE HOLDINGS LIMITED

                             By: /s/ Penelope R. Sutton
                                 ------------------------------
                             Name: Penelope R. Sutton
                             Title: Secretary

                             LEND LEASE CORPORATION LIMITED

                             By: /s/ Susan J. Sharpe
                                 ------------------------------
                             Name: Susan J. Sharpe
                             Title: Secretary

                                  EXHIBIT INDEX

          Exhibit                 Description
          -------                 -----------

          1. Agreement between the Reporting Persons with respect to the filing of this Schedule 13D

          2.           Certain Information of Directors and Executive
                       Officers of the Reporting Persons

          3.           Lockup Agreement dated April 28, 1998
                       between ERE Yarmouth Holdings and
                       Friedman, Billings, Ramsey & Co., Inc.

          4.           Issuer's 1998 Non-Incentive Stock Option Plan
                       (Incorporated herein by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form S-11 (File
                       No. 333-42629)).

          5.           Registration Rights Agreement between the Issuer and
                       ERE Yarmouth Holdings (Incorporated herein by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-11 (File No. 333-42629)).